AUDITED FINANCIAL STATEMENTS

For the Periods Ended December 31, 2020 & 2021

LiquidPiston, Inc

Bennett & Company, PC
Certified Public Accountants

34 Jerome Avenue
Bloomfield, CT 06002
(860) 243-3333
Fax: 726-1111

INDEPENDENT AUDITORS' REPORT

March 21, 2022

The Stockholders and Board of Directors
Liquid Piston, Inc.
Bloomfield, Connecticut

We have audited the accompanying financial statements of Liquid Piston, Inc. (a Connecticut corporation), which comprise the balance sheet as of December 31, 2021 and 2020, and the related statements of operations, comprehensive income (loss), changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liquid Piston, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Liquid Piston, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Liquid Piston's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Liquid Piston's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Liquid Piston ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Certified Public Accountants

LiquidPiston, Inc.
Table of Contents

LiquidPiston, Inc.
Balance Sheets

ASSETS

	December 31 2021	December 31 2020
Current Assets		
Cash and Equivalents	$ 8,015,115	$ 6,058,920
Restricted Cash	168,216	-
Accounts Receivable	110,000	108,581
Accrued Revenue	2,192,149	-
Deferred Contract Costs	540,537	-
Prepaid Expenses	143,830	52,498
Total Current Assets	11,169,847	6,219,999
Property and Equipment, Net of Accumulated Depreciation	46,223	35,052
Other Assets		
Deposits	2,000	2,000
Patents, Less Accumulated Amortization	874,790	802,110
Total Other Assets	876,790	804,110
TOTAL ASSETS	$ 12,092,860	$ 7,059,161

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities		
Accounts Payable	$ 156,126	$ 146,674
Notes Payable, Current	287,070	-
Accrued Contract Costs	449,900	-
Accrued Taxes and Expenses	40,186	-
Total Current Liabilities	933,282	146,674
Long Term Liabilities		
Notes Payable, Net of Current Portion	151,205	150,000
Total Liabilities	1,084,487	296,674
Stockholders' Equity		
Common Stock		
$0.0001 par value per share; 2,500,000 shares authorized and 1,639,063 and 1,476,770 issued and outstanding at December 31, 2021 and 2020, respectively.	164	148
Series Seed-1 Preferred Stock		
$0.0001 par value per share; 200,000 shares authorized; 87,752 and 88,105 shares issued and outstanding at December 31, 2021 and 2020, respectively.	1,063,591	1,063,591
Additional Paid-In-Capital	35,951,449	29,887,201
Accumulated Deficit	(26,006,831)	(24,188,453)
Total Stockholders' Equity	11,008,373	6,762,487
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 12,092,860	$ 7,059,161

LiquidPiston, Inc.
Statements of Operations
For the Year Ended December 31:

	2021	2020
Revenue	$ 2,604,033	$ 425,654
Cost of Revenue	1,608,633	277,825
Gross Profit	995,400	147,829
Operating Expenses		
Research and Development	1,397,016	2,167,074
General and Administrative	1,410,692	1,143,301
Total Operating Expenses	2,807,708	3,310,376
Loss from Operations	(1,812,308)	(3,162,547)
Other Income (Expense)		
Interest and Other Income	577	367,054
Interest Expense	(6,647)	(109,187)
Total Other Income	(6,070)	257,867
Net Loss	$ (1,818,378)	$ (2,904,680)
Deficit - Beginning of Period	(24,188,453)	(21,283,773)
Deficit - End of Period	$ (26,006,831)	$ (24,188,453)
Net Loss Per Common Share - Basic and Diluted	$ (1.10)	$ (2.42)
Weighted Average number of Common Shares Outstanding	1,645,845	1,201,770

LiquidPiston, Inc.
Statements of Changes in Stockholders' Equity (Deficit)

	Common Stock		Series Seed-1 Preferred		Additional	Retained	Net Equity	Available
	Shares Issued	Total	Shares Issued	Total	Paid -In Capital	Earnings (Deficit)	(Deficit)	Options and RSU
Balance 12/31/19	1,129,130	$ 113	88,105	$ 1,063,591	$ 19,618,900	$ (21,283,773)	$ (601,169)	79,116
Period Ending 12/31/20								
Options Forfeited								18,193
Reduction in Pool								(70,000)
Options Exercised	2,682	-			2,440		2,440	
Stock Compensation					5,053		5,053	
Convertible Debt Conversion	152,292	15			3,191,163		3,191,178	
Common Stock Offering	192,666	19			7,508,080		7,508,099	
Issuance Cost					(438,436)		(438,436)	
Net Loss						(2,904,680)	(2,904,680)	
Balance 12/31/20	1,476,770	147	88,105	1,063,591	29,887,200	(24,188,453)	6,762,485	27,309
Period Ending 12/31/21								
Options Issued								(33,200)
Stock Compensation					30,321		30,321	
Options Forfeited								16,813
Increase in Pool								70,000
Conversion	353	-	(353)	-				
Options Exercised	6,392	1			5,446		5,447	
Common Stock Offering	155,548	16			7,985,688		7,985,704	
Issuance Cost					(1,957,206)		(1,957,206)	
Net Loss						(1,818,378)	(1,818,378)	
Balance 12/31/2021	1,639,063	$ 164	87,752	$ 1,063,591	$ 35,951,449	$ (26,006,831)	$ 11,008,373	80,922

LiquidPiston, Inc.
Statements of Cash Flows
For the Year Ended December 31:

	2021	2020
Operating Activities		
Net Loss	$ (1,818,378)	$ (2,904,680)
Adjustments to reconcile net income		
to net cash provided by operations:		
Stock Compensation	30,321	5,053
Depreciation and Amortization	65,923	58,400
Changes in Current Assets and Liabilities		
Accounts Receivable	(1,419)	193,590
Accrued Revenue	(2,192,149)	-
Deferred Contract Costs	(540,537)	-
Prepaid Expenses and Other	(91,333)	(3,345)
Accrued Contract Costs	449,900	-
Accounts Payable, Accrued Expenses and Other	53,636	(155,891)
Net Cash Used by Operating Activities	(4,044,036)	(2,806,873)
Investing Activities		
Purchase of Intangible Assets	(125,548)	(207,101)
Purchase of Property and Equipment	(24,227)	-
Net Cash Used by Investing Activities	(149,775)	(207,101)
Financing Activities		
Proceeds from the Sale of Stock	6,033,943	10,263,282
Proceeds from PPP Loan	284,279	-
Proceeds from SBA EIDL Loan	-	150,000
Proceeds from Convertible Debt	-	(2,895,041)
Net Cash Provided by Financing Activities	6,318,222	7,518,241
Net Change in Cash	2,124,411	4,504,267
Cash and Equivalents - Beginning of Period	6,058,920	1,554,653
Cash and Equivalents - End of Period	$ 8,183,331	$ 6,058,920

1. Nature of Organization and Operations

LiquidPiston, Inc. ("LiquidPiston" or the "Company") was incorporated in the State of Delaware on June 21, 2004, and maintains its headquarters and physical plant in Bloomfield, Connecticut.

LiquidPiston develops advanced rotary engines based on the Company's patented thermodynamic cycle and engine architecture. The Company also provides contracted engineering services to advance rotary engines and power systems.

To date, the Company has raised a total of approximately $37,015,000 in gross proceeds from the sale of both Common Stock and Preferred Stock.

On January 13, 2016, the Shareholders of LiquidPiston approved an Agreement and Plan of Merger ("Merger Agreement"), pursuant to which, among other things, LiquidPiston Holdings, Inc., a Delaware corporation merged with and into LiquidPiston. At that time, the separate corporate existence of LiquidPiston Holdings, Inc. thereupon ceased and LiquidPiston continued as the surviving corporation. In connection with the merger, shareholders elected to convert all the Company's Preferred Stock into common stock. These new common shares were then canceled in accordance with the Merger Agreement in exchange of a $100,000 payment. In accordance with the Merger Agreement each outstanding Company stock option was canceled pursuant to Article IV, Section 7 of the Company's 2007 Equity Incentive Plan. Upon completion of the Merger Agreement the two founding shareholders' of LiquidPiston owned 100% of the surviving corporation.

The Company is subject to a number of risks similar to other technology oriented companies in the current stage of its life cycle including, but not limited to, the need to obtain adequate additional funding, possible failure of discovery testing or development studies, the need to obtain governmental approval for its product candidates, competitors developing new or superior technological innovations, the need to successfully commercialize and gain market acceptance of any of the Company's products that are approved,and protection of proprietary technology. If the Company does not successfully commercialize any of its products, obtain additional revenues from contracted services, or mitigate any of these other risks, it will be unable to generate sufficient revenue or achieve profitability which could ultimately result in the complete loss of stockholders' investments and the closing of the Company.

The Company incurred losses from operations and has had negative cash flows from operating activities since its inception. The Company's current operating plan indicates that it will continue to incur losses from operations and generate negative cash flows from operating activities given ongoing expenditures related to the completion of its ongoing research and development activities. The Company will need to raise additional funds to further advance its research and development programs, commence additional development studies and operate its business and meet its obligations as they come due. The Company is pursuing financing alternatives, which include convertible debt agreements and permanent equity financing. However, additional financing or equity raises may not be available to the Company in the necessary time frame, in amounts that the Company requires, on terms that are acceptable to the Company, or at all. If the Company is unable to raise the necessary funds when needed or reduce spending on currently planned activities, it may not be able to continue the development of its product candidates or the Company could be required to delay, scale back, or eliminate some or all its development programs and other operations which will materially harm its business, financial position and results of operations.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"). Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Update ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results may differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates (continued)

Management considers many factors in selecting appropriate financial accounting policies and controls, and in developing the estimates and assumptions that are used in the preparation of these financial statements. Management must apply significant judgment in this process. In addition, other factors may affect estimates, including expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes, and management must select an amount that falls within that range of reasonable estimates. Estimates are used in the following areas, among others: revenue recognition, prepaid and accrued research and development expense, stock-based compensation expense and income taxes. To the extent that there are material differences between these estimates and actual results, the Company's financial condition or operating results will be materially affected.

Cash and Cash Equivalents / Concentrations of Credit Risk

The Company considers all short-term, highly liquid investments with original maturities of 90 days or less to be cash and cash equivalents. Cash and cash equivalents consist of all cash on hand and US Treasury backed money market funds with original maturities of three months or less at the time of purchase. The Company considers its money market funds to be Level 1 instruments as discussed below. Financial instruments that potentially expose the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash with high credit quality financing institutions and monitorscredit risk with individual financial institutions and issuers which, at times, may exceed federally insured limits. The Company has not experienced any losses in such amounts and does not believe its exposed to any significant credit risk with respect to the Company's cash and cash equivalents balances.

Major customers – approximately 78% of the revenue earned in the year ended December 31, 2021, and 30% of the revenue earned in the year ended December 31, 2020, was the result of contracts with the United States Army and the United States Airforce. The remaining income was from contracts with only one other customer in 2021 and three other customers in 2020.

Research and Development

Research and development costs are expensed as incurred. Research and development expense consists of (i) employee-related expenses, including salaries, benefits, travel, and stock-based compensation expense; (ii) external research and development expenses incurred under arrangements with third parties, such as contract research organizations and consultants; (iii) the cost of tools and materials needed in the research and development process.

Patents

Costs incurred in connection with the application for and issuances of patents are initially recognized at cost and are subsequently carried at cost less accumulated amortization and accumulated impairment losses. These costs are amortized to profit or loss using the straight-line method over 20 years, which is the shorter of their estimated useful lives and periods of contractual rights. On an annual basis, the Company initiates an impairment analyses test. When this test indicates the potential for impairment, a fair value assessment is performed, and the assets are written down to their respective fair values. Determining the fair value of long-lived assets is a judgment involving significant estimates and assumptions.

Revenue Recognition

The Company adopted ASC 606 and applied the modified retrospective method of adoption. Under this method, the Company applied the revised guidance for the year of adoption and applied ASC Topic 605, *Revenue Recognition (ASC "605"),* in the prior years.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

The Company determines revenue recognition by:

a. Identifying the contract, or contracts, with the customer.
b. Identifying the performance obligations in the contract.
c. Determining the transaction price.
d. Allocating the transaction price to performance obligations in the contract.
e. Recognizing revenue when, or as, the Company satisfies performance obligations by transferring the promised goods or services.

The following table presents the Company's revenues disaggregated into categories based on the nature of such revenues as of the years ended December 31, 2021 and 2020:

| | December 31 | |
	2021	2020
Contracted Research Services	$2,604,033	$ 425,654
Total Revenue	$2,604,033	$ 425,654

Revenue from contract projects is recognized when control of these projects is transferred to customers, in an amount that reflects the consideration expected in exchange for those services. Contracts typically contain one performance obligation and revenue is earned over time as costs are incurred relative to the total expected costs to satisfy the performance obligations under the contracts.

Revenue from contracted research services is primarily derived from government research and development activities under cost plus fee arrangements or fixed fee arrangements and contain a single performance obligation. Revenue is recognized under these arrangements over time using the input method (costs incurred to date relative to the total estimated costs at completion). The Company's obligation with respect to these agreements is to perform the research on a best-efforts basis. At times these contracts may contain milestone payments. At inception of each arrangement that includes a milestone payment for promised goods and services, the Company evaluates the circumstances of whether the milestone payment will be reached and estimates the amount to include in the transaction price that will not cause a significant revenue reversal. Such contracts have certain risks which include dependence on future appropriations, administrative allotment of funds, and changes in government policies.

As work progresses under these arrangements, the Company records costs incurred as part of cost of revenue sold up to the amount it was entitled to receive under the contracts. Any excess costs are classified as research and development expense as work under government contracts are primarily best effort and fixed price arrangements. Under such best-effort arrangement, the Company has discretion to stop work if the cost to complete would exceed the contract amount. In such cases the Company generally continues to further the work on its own and therefore, any costs incurred above and beyond the fixed fee contractual amount would be recorded asresearch and development costs.

Payment terms for both contracted research services and commercial projects can range from 30 to 60 days from invoice date.

As of December 31, 2020, there were no material contract assets or liabilities, and the Company completed all work under the government contracts. As of December 31, 2021, there was $2,192,149 in accrued revenue related to contracts not completed at year-end.

Advertising

Advertising costs are expensed as incurred and included in general and administrative expense on the statements of operations. Total advertising costs for the years ended December 31, 2021 and 2020 were $160,670 and $236,625, respectively.

Income Taxes

Income taxes are recorded in accordance with ASC Topic 740, *Income Taxes,* or ASC 740, which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax

2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities and for loss and credit carryforwards using enacted tax rates anticipated to be in effect for the year in which the differences are expected to reverse. Deferred tax amounts are determined by using the enacted tax rates expected to be in effect when the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities to a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided, if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company uses financial projections to support its net deferred tax assets, which contain significant assumptions and estimates of future operations. If such assumptions were to differ significantly from actual future results of operations, it may have material impact on the Company's ability to realize its deferred tax assets. At the end of each period, the Company assesses the ability to realize the deferred tax assets. If it is more likely than not that the Company would not realize the deferred tax assets, then the Company would establish a valuation allowance for all or a portion of the deferred tax asset. See Note 10 – Income Taxes.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position, as well as consideration of the available facts and circumstances. As of December 31, 2021 and 2020, the Company does not have any uncertain tax positions. The Company recognizes interest and penalties related to uncertain tax positions, if any exist, in income tax expense.

Stock-Based Compensation

The Company accounts for its stock-based compensation awards to employees in accordance with ASC Topic 718, *Compensation –Stock Compensation,* or ASC 718. Additionally, the Company accounts for all awards to consultants of the Company in accordance with ASC topic 505-50, Equity Based Payments to Non-Employees. ASC 718 requires all stock-based payments to employees, including grants of employee stock options and restricted stock, to be recognized in the statements of operations based on their fair values. All the Company's stock-based awards are subject only to service-based vesting conditions. The Company estimates the fair value of its stock-based awards using the Black-Scholes option pricing model, which requires the input of assumptions, including (a) the expected stock price volatility, (b) the calculation of expected term of the award, (c) the risk-free interest rate and (d) expected dividends. The fair value of restricted stock awards is determined based on the Company's estimated common stock value at the time of grant.

Due to the historical lack of a public market for the trading of the Company's common stock and a lack of company-specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. The computation of expected volatility is based on the historical volatility of a representative group of companies with similar characteristics to the Company, including stage of product development and life science industry focus. The Company believes the group selected has sufficient similar economic and industry characteristics and includes companies that are most representative of the Company.

The Company uses the simplified method as prescribed by the SEC Staff Accounting Bulletin No. 107, *Share-Based Payment*, to calculate the expected term, as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term for options granted to employees and utilizes the contractual term for options granted to non-employees. The expected term is applied to the stock option grant group, as the Company does not expect substantially different exercise or post-vesting termination behavior among its employee population. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the stock options.

Compensation expense related to awards to employees and consultants of the Company is calculated on a straight-line basis by recognizing the grant date fair value, or re-measured value for consultants over the associated service period of the award, which is generally the vesting term.

2. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts payable and accrued expenses. The Company values cash equivalents using quoted market prices. The fair value of accounts payable and accrued expenses approximates it carrying value because of its short-term nature.

The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. ASC Topic 820, *Fair Value Measurements and Disclosures* (ASC 820), establishes a hierarchy of inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The fair value hierarchy applies only to the valuation inputs used in determining the reported fair value of the investments and is not a measure of the investment credit quality. The three levels of the fair value hierarchy are described below:

- Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date

- Level 2 – Valuations based on quoted prices for similar assets or liabilities in markets that are not active or for which all significant inputs are observable, either directly or indirectly

- Level 3 – Valuations that require inputs that reflect the Company's own assumptions that are both significant to the fair value measurement and unobservable

To the extent that a valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. There were no transfers within the fair value hierarchy in years ended December 31, 2021 and 2020. The assets of the Company measured at fair value on a recurring basis as of December 31, 2021 and 2020 are summarized below:

Fair Value Measurements Using

	Level 1	Level 2	Level 3	Total
December 31, 2021 Assets:				
Cash and Cash Equivalents	$ 8,183,331	-	-	$ 8,183,331
Total Assets	$ 8,183,331	-	-	$ 8,183,331
December 31, 2020 Assets:				
Cash and Cash Equivalents	$ 6,058,920	-	-	$ 6,058,920
Total Assets	$ 6,058,920	-	-	$ 6,058,920

2. Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for additions, renewals, and betterments of property are capitalized and depreciated over the estimated useful life. Expenditures for repairs and maintenance are charged to expense as incurred. The Company provides for depreciation and amortization of assets recorded using the straight-line method over estimated useful lives as follows:

- Computer and office equipment 5-7 years

- Machinery 5-7 years

- Leasehold improvements 15 years

Impairment of Long-Lived Assets

Long-lived assets with definite lives are reviewed for impairment whenever changes in events or circumstances indicate their carrying values may not be recoverable. The impairment analyses are conducted in accordance with FASB ASC Topic 360, Property, Plant and Equipment. The recoverability of carrying value is determined by comparison of the asset's carrying value to its future undiscounted cash flows. When this test indicates the potential for impairment, a fair value assessment is performed, and the assets are written down to their respective fair values. Determining the fair value of long-lived assets is a judgment involving significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, and future economic and market conditions. The Company bases its fair value estimates on assumptions that management believes to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from these estimates.

Compensated Absences
The company has not accrued compensated absences because the amount cannot be reasonably estimated.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"). ASU 2016-02 is a comprehensive new lease standard that amends various aspects of existing guidance for leases and requires additional disclosures about leasing arrangements. It will require companies to recognize lease assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP. Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous lease guidance. The ASU is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years; earlier adoption is permitted. In July 2018, the FASB issued ASU 2018-10, "Codification Improvements to Topic 842, Leases". The amendments are intended to address narrow aspects of the guidance issued in the amendments in ASU 2016-02. In July 2018, the FASB issued ASU 2018-11, "Leases (Topic 842): Targeted Improvements", which provides an additional and optional transition method by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. These provisions are effective for reporting periods beginning after December 15, 2019 for the Company. Early adoption is permitted. The Company adopted the standard in 2020 noting that it did not have a material impact on the Company's financial statements.

In August 2016, the FASB issued ASU No. 2016-15, "Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments" ("ASU 2016-15"). ASU 2016-15 refines how companies classify certain aspects of the cash flow statement in regard to debt prepayment, settlement of debt instruments, contingent consideration payments, proceeds from insurance claims and life insurance policies, distribution from equity method investees, beneficial interests in securitization transactions and separately identifiable cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, with early adoption permitted. The Company adopted the standard in 2018 noting that it did not have a material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU No. 2017-09, "Compensation - Stock Compensation (Topic 718): Scope of Modification Accounting" ("ASU 2017-09"). The update provides guidance on determining which changes to the terms and conditions of share-based payment awards, including stock options, require an entity to apply modification accounting under Topic 718. The

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

new standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted ASU 2017-09 during the year ended December 31, 2018, with no impact to the Company's financial statements.

In June 2018, the FASB issued ASU No. 2018-07, "Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting," ("ASU 2018-07") to simplify the accounting for share–based payments granted to nonemployeesby aligning the accounting with the requirements for employee share–based compensation. ASU 2018-07 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted but no earlier than a company's adoption of ASU 2014-09. The Company adopted ASU 2018-07 during the year ended December 31, 2020, with no material impact to the Company's financial statements. In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement - Disclosure Framework (Topic 820)" ("ASU 2018-13").ASU 2018-13 improves the disclosure requirements on fair value measurements. The updated guidance if effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company adopted ASU 2018-13 during the year ended December 31, 2020, with no material impact to the Company's financial statements.

In December 2019, the FASB issued ASU 2019-12, "Simplifying the Accounting for Income Taxes (Topic 740)" ("ASU 2019-12"). ASU 2019-12 simplifies the accounting for Income Taxes. The update guidance is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. See the prior discussion on income taxes.

In August 2020, the FASB issued ASU 2020-06, "Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40) ("ASU 2020-06"). ASU 2020-06 simplifies the accounting for convertible instruments by eliminating large sections of the existing guidance in this area. The update guidance is effective for fiscal years beginning after December 15, 2020. The company has adopted ASU 2020-06 as of January 1, 2021.

In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230) – Restricted Cash. The update guidance is effective for fiscal years beginning after December 15, 2017. The Company adopted the standard in June of 2021. As such, restricted cash is separately stated on the balance sheet, but in the statement of cash flows, it is included in the beginning and ending totals of cash and cash equivalents

Restricted Cash

Restricted cash includes amounts held for payments to shareholders who sold stock of $168,216.

3. Property and Equipment

Property and equipment consist of the following as of:

	December 31	
	2021	2020
Computer and Office Equipment	$ 137,723	$ 113,497
Machinery	703,684	703,684
Leasehold Improvements	4,329	4,329
Total Property and Equipment	$ 845,736	$ 821,510
Accumulated Depreciation	(799,513)	(786,458)
Property and Equipment, Net	$ 46,223	$ 35,052

4. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following as of:

	December 31	
	2021	2020
Accounts Payable	$ 156,126	$ 132,667
Interest	-	3,135
Accrued Taxes and Expenses	40,186	10,872
Total Accounts Payable and Accrued Expenses	$ 196,312	$ 146,674

5. Long Term Debt

On May 5, 2020, LiquidPiston entered into a Small Business Administration ("SBA") loan under the Paycheck Protection Program ("PPP") in the amount of $323,507. The Company received forgiveness from the SBA for the entire amount of the loan on March 24, 2021. On January 25, 2021, LiquidPiston received a second loan under the Paycheck Protection Program in the amount of $284,279. The Company expects to receive forgiveness for the entire amount of this loan as well and has classified this as current.

On June 10, 2020, LiquidPiston, Inc. was approved for and issued a Loan Authorization and Agreement by the Small Business Administration ("SBA") for an Economic Injury Disaster Loan (EIDL) in the amount of $150,000 and will use all proceeds of this Loan as working capital to alleviate economic injury sustained due to COVID-19. Repayment will begin twelve months from the date of the promissory note with a 30-year term. Interest will accrue at 3.75% per year and will only accrue on funds actually advanced, from the date of each advance, with fund disbursement at the discretion of SBA Counsel. This debt is collateralized with Company assets. Accrued interest prior to the start of the deferred repayment is added to the outstanding loan amount and amounts to $5,238.

The aggregate amount of long-term debt maturing in each of the succeeding five years is as follows:

2022	$	2,791
2023	$	3,155
2024	$	3,276
2025	$	3,401
2026	$	3,531
Thereafter	$	138,091
	$	154,245

6. Convertible Debt

During 2018 and 2019, the Company entered into convertible promissory notes with investors. On September 25, 2020, the Company met the requirements of the qualifying financing requirements of all issuances and, accordingly, the principal amount of $2,912,466 and accrued interest of $278,712 were converted to shares of stock as of that date.

7. Common Stock

The Company had 2,500,000 shares of authorized Common Stock as of December 31, 2021 and 2020 respectively par value $0.0001.

The Common Stock has the following characteristics:

Voting

The holders of Common Stock are entitled to one vote for each share of common stock held at all meetings of stockholders and written actions in lieu of meetings. As of December 31, 2021, 334,006 shares of common stock issued (including notes converted to common stock) have voting rights proxied to the CEO.

Dividends

The holders of Common Stock are entitled to receive dividends, if and when declared by the Board of Directors. Since the Company's inception, no dividends have been declared or paid to the holders of Common Stock.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, the holders of Common Stock areentitled to share ratably in the Company's assets.

8. Series Seed-1 Preferred Stock

The Company had 200,000 shares of authorized Series Seed-1 Preferred Stock, as of December 31, 2021 and 2020, respectively.

The Preferred Series Seed 1 Stock has the following characteristics:

Voting

Each holder of outstanding shares of Series Seed-1 Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Dividends

The holders of Series Seed-1 Preferred Stock are entitled to receive dividends, if and when declared by the Board of Directors. Since the Company's inception, no dividends have been declared or paid to the holders of Common Stock.

Liquidation, dissolution or winding up

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the holders of the Series Seed-1 Preferred Stock have first priority to be paid an amount equal to the greater of (i) the Series Seed-1 Preferred Stock issuance price plus dividends declared or (ii) such amounts that would have been owed to the Series Seed-1 Preferred Stock holders if the Series Seed-1 Preferred Stock shares had been converted to Common Stock of the Company prior to the liquidation event. Following payments to the Series Seed-1 Preferred Stock shareholders, all remaining assets of the Company will be distributed to the Common Stock shareholders on a pro rata basis.

Conversion

Each share of Series Seed-1 Preferred Stock is convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as defined in the Company's Amended and Restated Certificate of Incorporation.

9. Stock-Based Compensation

In 2016, the Company's Board of Directors adopted, and the stockholders approved, the LiquidPiston, Inc. 2016 Stock Option and Grant Plan (the "2016 Plan"). The 2016 Plan provides for the issuance of incentive awards up to 200,000 shares of common stock to officers, employees, consultants, and directors.

Stock Options

The options granted generally vest over 36-48 months. Under the 2016 Plan, options generally vest in installments of 25% at the one-year anniversary and thereafter in equal monthly installments after the one-year anniversary date, subject to the employee's or consultant's continuous service with the Company. The options generally expire ten years after the date of grant. The fair value of the options at the date of grant is recognized as an expense over the requisite service period.

During the years ended December 31, 2021 and 2020, 25,000 and 5,500 option awards were granted, respectively. During the year ended December 31, 2021, 8,200 restricted stock units were granted. On December 31, 2021 and 2020, 80,922 and 82,740 shares respectively were reserved for issuance under the 2016 Plan. Stock compensation expense totaled $30,321 and $5,053 for the years ended December 31, 2021 and 2020, respectively.

During the year ended December 31, 2020, the Company reduced the Option pool by 70,000 shares. During the year ended December 31, 2021, the Company increased the Option pool by 70,000 shares. On December 31, 2021, there were 80,922 shares reserved for issuance under the 2016 Plan.

The following table summarizes the stock option activity during the years:

Balance December 31, 2019	79,116
Options forfeited	18,193
Reduction in pool	(70,000)
Balance December 31, 2020	27,309
Options and RSUs issued	(33,200)
Options forfeited	16,813
Increase in pool	70,000
Balance December 31, 2021	80,922

10. Income Taxes

The Tax Cuts and Jobs Act ("2017 Tax Act") was signed into law on December 22, 2017. The 2017 Tax Act significantly revised the U.S. corporate tax by, among other things, lowering the statutory corporate tax rate from 35% to 21% in 2018. The Company completed its determination of the accounting implications of the 2017 Tax Act during 2018, and there was no material impact to the Company's provision for income taxes during 2018.

The Company accounts for income taxes in accordance with ASC 740, Income Taxes ("ASC 740"), which requires an asset and liability approach for measuring deferred taxes based on temporary differences between the financial statements and tax bases of assets and liabilities existing at each balance sheet date using enacted tax rates for the years in which taxes are expected to be paid or recovered. The tax benefit arising from the Company's net loss has been offset by an increase in the valuation allowance.

Accordingly, the Company had no net income tax provision or benefit during the periods ended December 31, 2021 and 2020.

In assessing the realizability of net deferred tax assets, management considers whether it is more likely than not that the net deferred tax assets will be realized. The ultimate realization of net deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing future deductible amounts become deductible. Management has established a full valuation allowance against the net deferred tax assets on December 31, 2021 and 2020 as management cannot currently determine that the realization of these future benefits is likely.

10. Income Taxes (continued)

As of the date of this report, the Company's 2021 Federal and State income tax returns have not been prepared. However, on December 31, 2020, the Company has approximately $22,929,407 of federal NOL carryforwards. As of December 31, 2020, the Company has generated approximately $635,096 of federal research and development credits which can be carried forward and used against future taxes. Finally, the Company has approximately $370,873 of state research and development credits available to carryforward to future years.

Under the provisions of the Internal Revenue Code, NOL and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities until fully utilized. NOL and tax credit carryforwards may be subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders by more than 50% over a three-year period, as defined in Sections 382 and 383 of the Internal Revenue Code and similar state provisions. The amount of the annual limitation is determined based on the value of the Company immediately before the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has not completed a study to assess whether a change of control has occurred or whether there have been multiple changes of control since the date of the Company's formation due to the significant complexity and cost associated with such study and that there could be additional changes in control in the future. As a result, the Company is unable to estimate the effect of these limitations, if any, on the Company's ability to utilize NOL and tax credit carryforwards in the future. A full valuation allowance has been provided against the Company's NOL and tax credit carryforwards and, if an adjustment is required, this adjustment would be offset by an adjustment to the deferred tax asset established for the NOL and tax credit carryforwards and the valuation allowance.

The Company has not yet conducted a study to document whether its research activities may qualify for the research and development tax credit. Such a study may result in an adjustment to the Company's research and development credit carryforwards; however, until a study is completed, and any adjustment is known, no amounts are being presented as an uncertain tax position. A full valuation allowance has been provided against the Company's research and development credit and, if an adjustment is required, this adjustment would be offset by an adjustment to the deferred tax asset established for the research and development credit carryforwards and the valuation allowance.

As of December 31, 2020, and 2019, the Company had no accrued uncertain tax positions or associated interest or penalties and no amounts have been recognized in the Company's statements of operations and comprehensive loss.

The Company files income tax returns in the U.S. federal jurisdiction and the state of Connecticut jurisdiction.

11. Commitments and Contingencies

The Company leases its facilities in Bloomfield, Connecticut under terms of a month-to-month lease that provides for monthly payments of $4,000.

From time to time, the Company may be exposed to litigation relating to products and operations. An ex-employee has brought a wrongful termination suit against the Company. Federal court has rejected the case however the state level is still unknown. The Company and its attorneys believe that the maximum exposure is $15,000.

LiquidPiston, Inc.
Notes to Financial Statements
For years ended December 31, 2021 and 2020

12. Equity Issuances

In January 2020, LiquidPiston launched an offering under Regulation Crowdfunding under the Securities Act, aiming to raise gross proceeds of up to approximately $1.07 million. As of December 31, 2020, the Company had issued 33,333 shares for total gross proceeds of $1,069,413.

In February 2020, LiquidPiston commenced a private placement under Rule 506(c) of Regulation D under the Securities Act to sell up to 21,000 shares of Common Stock at a price of $36.50 per share. As of December 31, 2020, the Company had issued 21,838 shares for total gross proceeds of $789,251. In addition, LiquidPiston had agreed to issue to certain of these investors up to an additional 2,100 shares of Common Stock as "bonus" shares based on the size and timing of their investment.

In September 2020, LiquidPiston commenced an offering pursuant to Regulation A under the Securities Act (the "Regulation A Offering"), pursuant to which it offered to sell up to 555,555 shares of Common Stock at a price of $45.00 per share. As of December 31, 2020, the Company had issued 137,495 shares of Common Stock and received total gross proceeds of $6,065,235.00.

For the year ended December 31, 2021, the Company has issued 155,548 shares for total gross proceeds of $7,985,704.

13. Supplementary Cash Flows Information

The Company uses the indirect method when presenting its cash flows from operating activities in the Statement of Cash Flows. Therefore, the Company is required to disclose the following supplementary information:

	2021	2020
Interest paid	$ 4,061	$ -
Income taxes paid	$ -	$ -
Non-cash financing transactions:		
Stock compensation issuance of stock	$ 30,321	$5,053

14. Subsequent Events

The Company has evaluated subsequent events through March 8, 2022, the date on which the financial statements were available to be issued and did not note any additional subsequent events requiring recording or disclosure in the financial statements for the year ended December 31, 2021, other than those discussed below.

The COVID-19 outbreak is disrupting supply chains and affecting production and sales across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact the Company's financial condition or results of operations is uncertain.

Expected in March 2022, the Company will authorize the split of its shares in proportion 1:10; thus bringing amount of outstanding common shares to 16,390,630.